Via Facsimile and U.S. Mail
Mail Stop 6010

May 13, 2008

John F. Milligan
Chief Operating Officer and Chief Financial Officer
Gilead Sciences, Inc.
333 Lakeside Drive
Foster City, CA 94404

Re: **Gilead Sciences, Inc.**
      Form 10-K for the Year Ended December 31, 2007
      Filed February 27, 2008
      File No. 000-19731

Dear Mr. Milligan:

We have reviewed your April 29, 2008 response to our April 1, 2008 comment letter and have the following comments. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business

Commercial Collaborations, page 8

1. We note the proposed disclosure changes to your material commercial collaborations. With respect to the agreement with F. Hoffmann-La Roche Ltd, please expand your disclosure to quantify the up-front payment and milestone payments. We note that you had already quantified those payments in your Form 10-K for the year ended December 31, 1996.

2. Please revise the description of your agreement with GlaxoSmithKline Inc. to disclose when the set commercialization period ends and when the period in which GSK must launch the product in a minimum number of European countries ends. We note your statement that this information was granted confidential treatment. Please note, that we consider termination provisions to be material and are generally unwilling to grant confidential treatment for this information. If this confidential treatment request was granted without the benefit of a full review, we may decide to revisit the request.

3. Please revise the description of the Bristol-Myers Squibb Company agreement to disclose the effective termination date established in the agreement.

Research Collaborations, page 12

4. We note the proposed disclosure changes to your material research collaborations. With respect to the agreement with Abbott, please expand your disclosure to quantify the aggregate future milestone payments you may be obligated to make. While we are often willing to grant confidential treatment for individual milestone payments, we are not willing to grant confidential treatment for the aggregate potential milestone payments.

5. Please revise the discussion of the Japan Tobacco agreement to disclose when the commercialization period terminates.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Sebastian Gomez Abero at (202) 551-3578, Suzanne Hayes at (202) 551-3675 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director